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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dollar Financial Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

256664103 (CUSIP Number)

November 13, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 256664103	Schedule 13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Green Equity Investors II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Schedule 13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Grand Avenue Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Schedule 13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Green & Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Schedule 13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LGP Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Schedule 13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John G. Danhakl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Schedule 13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan D. Sokoloff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Schedule 13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Nolan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Schedule 13G	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan A. Seiffer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

5,539,318
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

5,539,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,539,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.6%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Schedule 13G	Page 10 of 13 Pages

Item 1	(a).	Name of Issuer

Dollar Financial Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

1436 Lancaster Avenue, Suite 310 Berwyn, Pennsylvania 19312

Item 2	(a).	Name of Person Filing

(A) Green Equity Investors II, L.P. (“GEI II”), Grand Avenue Capital Partners, L.P. (“GACP”), Leonard Green & Partners, L.P. (“LGP”), and LGP Management, Inc. (“LGPM”).

GEI II is the record owner of 5,539,318 shares of the Issuer’s common stock par value $0.001 per share (“Common Stock”). GACP is the general partner of GEI II. LGP is the management company of GEI II. LGPM is the general partner of LGP. As a result of their relationship with GEI II, each of GACP, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI II. GACP, LGP and LGPM, however, disclaim beneficial ownership of such shares of Common Stock.

(B) John G. Danhakl, Jonathan D. Sokoloff, Peter J. Nolan and Jonathan A. Seiffer

John G. Danhakl, Jonathan D. Sokoloff, Peter J. Nolan and Jonathan A. Seiffer directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI II, GACP, LGP and/or LGPM. Each of Messrs. Danhakl, Sokoloff, Nolan and Seiffer is a partner of LGP and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI II. Messrs. Danhakl, Sokoloff, Nolan and Seiffer however, disclaim beneficial ownership of such shares of Common Stock beneficially owned by GEI II.

Item 2	(b).	Address of Principal Business Office, or, if none, Residence

(A) and (B):

11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025

Item 2	(c).	Citizenship

(A) Delaware

(B) United States of America

Item 2	(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2	(e).	CUSIP Number

256664103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 256664103	Schedule 13G	Page 11 of 13 Pages

Item 4.	Ownership

(a) (A) and (B): Amount Beneficially Owned:

5,539,318

(b) (A) and (B): Percent of class:

23.6%.

Percentages (A) and (B) are calculated based on 23,473,382 shares of Common Stock issued and outstanding as of October 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006 (File No. 000-50866).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote: (A) and (B):

5,539,318

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of: (A) and (B):

5,539,318

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibit No.	Description
1	Joint Filing Agreement, dated November 30, 2006 (filed herewith)

2	Power of Attorney, dated November 30, 2006 (filed herewith)

CUSIP No. 256664103	Schedule 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2006.

Green Equity Investors II, L.P.
By: Grand Avenue Capital Partners, L.P., its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

Grand Avenue Capital Partners, L.P.
By: Grand Avenue Capital Corporation, its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ Jonathan D. Sokoloff
Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ John G. Danhakl
John G. Danhakl

/s/ Jonathan D. Sokoloff
Jonathan D. Sokoloff

/s/ Peter J. Nolan
Peter J. Nolan

/s/ Jonathan A. Seiffer
Jonathan A. Seiffer

CUSIP No. 256664103	Schedule 13G	Page 13 of 13 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated November 30, 2006 (filed herewith).

2	Power of Attorney, dated November 30, 2006 (filed herewith).